UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011.

Commission File Number 001-34250

SEVEN ARTS PICTURES PLC
(Translation of registrant's name into English)

38 Hertford Street, London, UK W1J7SG
(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On March 28, 2011, Erika Smith was appointed as an executive board member of Seven Arts Pictures plc (“Seven Arts”) and president of Seven Arts Entertainment Inc., as a 100% formed subsidiary of Seven Arts.  After a career in the international export world of food and textile commodities, Ms. Smith developed a portfolio of more than thirty real estate properties in the Boston metropolitan area.  During the same period, Ms. Smith advancing her knowledge of computer technology with advanced computer specialists at Compaq’s Research and Development Lab and MIT.  In 2005, Ms. Smith returned to California to become Senior Executive Manager for Citizens National Mortgage Corporation, specializing in finance and credit analysis.  While working with the military community in San Diego County, Ms. Smith, in conjunction with Lead Resources American, EZ Learning and Brookshire International Academy, began the first nationally accredited “online school” to offer courses from 6th grade to postgraduate college degrees.

There are no family relationships between Ms. Smith and any other director or officer of Seven Arts.  Seven Arts is currently negotiating with Ms. Smith for an investment by her in convertible preferred stock of Seven Arts.

Seven Arts has accepted the resignation of Michael Garstin as director, president and chief financial officer of Seven Arts.  Ms. Elaine New, a director of Seven Arts, has been appointed as chief financial officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

 SEVEN ARTS PICUTRES PLC

By: /s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer

March 29, 2011